To Whom It May Concern:

I, Paul S. Peercy, hereby appoint James J. Seifert, Gene C. Wulf and Stanley A. Jaffy, each and individually, my true and lawful attorney-in-fact, for and in my name, place and stead, with full power of substitution, to sign on my behalf any and all Forms 3, 4 and 5 for the submission of such forms to the Securities and Exchange Commission, and to take any and all actions necessary or advisable to file such Forms with the Securities and Exchange Commission.

IN WITNESS WHEREOF, the undersigned has caused these presents to be executed on the 10th day of March 2006.


/s/ Paul S. Peercy
Paul S. Peercy




Signed or attested before me on the 10th day of March 2006 by Paul S. Peercy.


/s/ Debra K. Schiess
Notary Public

Debra Schiess
Notary Public, State of Wisconsin
My Commission Expires November 5, 2006